UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

(Name of Issuer)

Series A Common Stock

(Title of Class of Securities)

21240E105

(CUSIP Number)

November 16, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13G

CUSIP No. 21240E105	Page 2 of 5 Pages

(1)	Names of reporting persons Blue Sky Investments S.à r.l. (None)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0 (1)
(6) Shared voting power 0
(7) Sole dispositive power 115,059,006 (2)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 115,059,006 (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.37%
(12)	Type of reporting person (see instructions) OO

(1)	Pursuant to the Issuer’s bylaws, shares of Series A Common Stock can only be owned directly by Mexican individuals or entities controlled by Mexican individuals; as a result, Blue Sky Investments S.à r.l. holds its shares of Series A Common Stock through Ordinary Participation Certificates (“CPOs”) in the form of American Depositary Shares. Blue Sky Investments S.à r.l. does not have the right to vote the American Depositary Shares or CPOs; however, in the event the American Depositary Shares were to be transferred to a Mexican individual or entity controlled by Mexican individuals, such new holder(s) could hold the shares of Series A Common Stock directly and would have voting power, in the aggregate, of 115,059,006 shares of Series A Common Stock (including the shares of Series B Common Stock on an as-converted basis).

(2)	Consisting of (i) 70,201,882 shares of Series A Common Stock (based on American Depositary Shares on an as-converted basis) and (ii) 44,857,124 shares of Series B Common Stock (which are convertible into shares of Series A Common Stock on a 1 to 1 basis).

SCHEDULE 13G

CUSIP No. 21240E105	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Controladora Vuela Compañía de Aviaci?n, S.A.B. de C.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B Colonia Zedec Santa Fe United Mexican States, D.F. 01210

Item 2(a).	Name of Person Filing.

Blue Sky Investments S.à r.l.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

7, rue Robert Stümper L-2557 Luxembourg

Item 2(c).	Citizenship.

Luxembourg

Item 2(d).	Title of Class of Securities.

Series A Common Stock

Item 2(e).	CUSIP Number.

21240E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable

Item 4.	Ownership.

(a)    Amount beneficially owned:             See Item 9 on page 2

(b)    Percent of class:             See Item 11 on page 2

(c)    Number of shares as to which such person has: See Items 5 – 8 on page 2

(i)       Sole power to vote or direct the vote:

(ii)      Shared power to vote or direct the vote:

(iii)     Sole power to dispose or direct the disposition of:

(iv)     Shared power to dispose or direct the disposition of: __________________

SCHEDULE 13G

CUSIP No. 21240E105	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SCHEDULE 13G

CUSIP No. 21240E105	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blue Sky Investments S.à r.l.

December 3, 2015	By:	/s/ Rodrigo Antonio Escobar Nottebohm
	Name:	Rodrigo Antonio Escobar Nottebohm
	Title:	Category A Manager